ᖯᗪᗪ



06005561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART II



SEC FILE NO.
8- 48579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                             MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Nikoh Securities Corporation**

| Official Use Only |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd.  Ste. 320
(No. and Street)

Northbrook                    Illinois                        60062
(City)                        (State)                            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Gary  S. Hokin                                      (847) 559-1002
                                                    (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT     whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)
200 West Adams,  Suite 2211                Chicago       Illinois       60606
(Address)                              (City)               (State)        (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)



# OATH OR AFFIRMATION

I,   Gary S. Hokin                                    , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

     Nikoh Securities Corporation                               , as of

     December 31       , 2005           , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:
     None

_____

Signature

President
Title

Subscribed and sworn to before me
this _24TH_ Day of _Febuary_ 19 _2006_
in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

```
"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008
```

This report contains (check all applicable boxes):

- [x] (a)  Facing page.
- [x] (b)  Statement of Financial Condition.
- [x] (c)  Statement of Income (Loss).
- [x] (d)  Statement of Changes in Cash Flows.
- [x] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g)  Computation of Net Capital.
- [x] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i)  Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l)  An Oath or Affirmation.
- [ ] (m)  A copy of the SIPC Supplemental Report.
- [ ] (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**Nikoh Securities Corporation**
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2005

## Contents



**MICHAEL J. LICCAR & CO., P.C.**
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

## INDEPENDENT AUDITORS' REPORT

To the Stockholders
Nikoh Securities Corporation
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation, (an Illinois Corporation), (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 8 through 10 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Certified Public Accountants

Chicago, Illinois
February 24, 2006

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600    (800) 922 · 6604    Fax (312) 922 · 0315
www.liccar.com

**NIKOH SECURITIES CORPORATION**
(an Illinois Corporation)

**Statement of Financial Condition**
**December 31, 2005**

<u>Assets</u>

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 194,604 |
| Concessions and fees receivable | | 37,628 |
| Deposit with brokers | | 15,000 |
| Marketable securities owned, at cost (identified cost - $33,100) | | 35,180 |
| Non-marketable securities owned, at cost | | 22,891 |
| Total assets | $ | 305,303 |

<u>Liabilities and Stockholders' Equity</u>

| | | |
|---|---|---:|
| Accrued expenses | $ | 97,247 |
| Illinois personal property replacement tax payable - current | | 6,133 |
| Total liabilities | $ | 103,380 |

<u>Stockholders' Equity</u>

| | | |
|---|---|---:|
| Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding) | $ | 100 |
| Additional paid-in capital | | 19,900 |
| Retained earnings | | 181,923 |
| Total stockholders' equity | $ | 201,923 |
| Total liabilities and stockholders' equity | $ | 305,303 |

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
**(an Illinois Corporation)**

**Statement of Income**
**For the Year Ended December 31, 2005**

Revenue

| | | |
|---|---|---:|
| Concessions | $ | 462,536 |
| Change in unrealized gain on marketable securities | | 2,080 |
| Interest | | 1,895 |
| Total revenue | $ | 466,511 |

Expenses

| | | |
|---|---|---:|
| Professional fees | $ | 24,305 |
| Dues and fees | | 2,590 |
| Rent and occupancy | | 5,355 |
| Other operating expenses | | 6,378 |
| Total expenses | $ | 38,628 |

| | | |
|---|---|---:|
| Income before provision for income taxes | $ | 427,883 |
| Provision for income taxes: | | |
| Illinois personal property replacement tax - current | | 6,262 |
| Net income | $ | 421,621 |

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
(an Illinois Corporation)

**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2005**

|  | Common Stock | | Additional Paid-in Capital | | Retained Earnings | | Total | |
|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2005 | $ | 100 | $ | 19,900 | $ | 280,603 | $ | 300,603 |
| Net income for year |  | - |  | - |  | 421,621 |  | 421,621 |
| Dividend distributions |  | - |  | - |  | (520,301) |  | (520,301) |
| Balance at December 31, 2005 | $ | 100 | $ | 19,900 | $ | 181,923 | $ | 201,923 |

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
(an Illinois Corporation)

**Statement of Cash Flows**
**For the Year Ended December 31, 2005**

**Cash Flows From Operating Activities:**

| | | |
|---|---:|---:|
| Net income | | $ 421,621 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net change in: | | |
|   Concessions and fees receivable | $ (4,676) | |
|   Unrealized gain on marketable securities | (2,080) | |
|   Accrued expenses | (63,344) | |
|   Illinois personal property replacement taxes payable - current | 1,115 | |
| | | (68,985) |
|      Net cash flow provided from operations | | $ 352,636 |

**Cash Flows Investing Activities:**

| | | |
|---|---:|---:|
| Non-marketable securities | | $ (22,891) |

**Cash Flows (Used) in Financing Activities:**

| | | |
|---|---:|---:|
| Dividend distributions | | (520,301) |
| Net (decrease) in cash | | $ (190,556) |
| Cash Balance at December 31, 2004 | | 385,160 |
| Cash Balance at December 31, 2005 | | $ 194,604 |

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

# NIKOH SECURITIES CORPORATION
## (an Illinois Corporation)
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2005

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Nature of Business
Nikoh Securities Corporation (the "Company") is a limited (mutual funds and/or variable annuities) broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company earns concessions for introducing customer accounts to other broker-dealers, mutual funds or variable annuity concerns.

Revenue Recognition
Concession revenue and related expenses are recorded on trade date that is the date when the transaction originated.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - MARKETABLE SECURITIES OWNED

Securities owned are carried on the statement of financial condition at market or quoted value as provided by the respective carrying broker/dealer, mutual fund or trust company. At December 31, 2005, the market value was $35,180.

## NOTE 3 - NON-MARKETABLE SECURITIES OWNED

Warrants on non-marketable securities owned represent 1,500 shares of NASDAQ Voting Trust common stock, which is carried at cost as there is no readily determinable market value. To the extent that a market develops for such securities, its quoted value could be significantly less than the value included in the statement of financial condition on December 31, 2005.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

(continued)

## NOTE 4 - RELATED PARTY TRANSACTIONS

The majority of the Company's concessions revenue is attributable to transactions it performed on behalf of Emerald Investments Limited Partnership, an Illinois limited partnership ("Emerald"). Emerald is an investment partnership that operates under the direction of DH2 Inc., its General Partner. DH2 Inc. is also affiliated with the management and stockholders of the Company. Gary S. Hokin, President of the Company, is also the President of DH2 Inc. For the year ended December 31, 2005, the Company's concessions revenue which was related to securities transactions placed on behalf of Emerald was approximately $355,800.

Various operating expenses, including clerical and management staff, as well as office space, communications and equipment, among other things, are provided to the Company from an affiliate for a charge of approximately $460 per month.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital requirements and net capital of $6,892 and $119,208, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

Supplementary Schedules

**BROKER OR DEALER**
## NIKOH SECURITIES CORPORATION          as of December 31, 2005

## COMPUTATION OF NET CAPITAL

| # | | Description | | | | Amount | Code |
|---|---|---|---|---|---|---|---|
| 1. | | Total ownership equity from Statement of Financial Condition | | | $ | 201,923 | 3480 |
| 2. | | Deduct ownership equity not allowed for Net Capital | | | | | 3490 |
| 3. | | Total ownership equity qualified for Net Capital | | | | 201,923 | 3500 |
| 4. | | Add: | | | | | |
| | A. | Liabilities subordinated to the claims of general creditors allowable in computation of net capital | | | | | 3520 |
| | B. | Other (deduction) or allowable credits (List) | | | | | 3525 |
| 5. | | Total capital and allowable subordinated liabilities | | | $ | 201,923 | 3530 |
| 6. | | Deductions and/or charges: | | | | | |
| | A. | Total nonallowable assets from Statement of Financial Condition | $ | 74,799 | 3540 | | |
| | B. | Secured demand note deficiency | | | 3590 | | |
| | C. | Commodity futures contracts and spot commodities-propriety capital charges | | | 3600 | | |
| | D. | Other deductions and/or charges | | | 3610 | (74,799) | 3620 |
| 7. | | Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. | | Net capital before haircuts on securities positions | | | $ | 127,124 | 3640 |
| 9. | | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f): | | | | | |
| | A. | Contractual securities commitments | $ | | 3660 | | |
| | B. | Subordinated securities borrowings | | | 3670 | | |
| | C. | Trading and investment securities: | | | | | |
| | | 1. Exempted securities | | | 3735 | | |
| | | 2. Debt securities | | | 3733 | | |
| | | 3. Options | | | 3730 | | |
| | | 4. Other securities | | 5,277 | 3734 | | |
| | D. | Undue Concentration | | 2,639 | 3650 | | |
| | E. | Other (list) | | | 3736 | (7,916) | 3740 |
| 10. | | Net Capital | | | $ | 119,208 | 3750 |

### Non allowable detail

| | | |
|---|---|---|
| Non - allowable receivables | $ | 36,908 |
| Non - allowable deposit with broker | | 15,000 |
| Non - marketable securities | | 22,891 |
| Total Non allowable | $ | 74,799 |

| | | |
|---|---|---|
| Net capital as reported on 12/31/05 Focus 11A | $ | 91,944 |
| Decrease in non-allowable asset | | 33,100 |
| Increase in allowable asset | | 2,080 |
| Increase in haircut on marketable securities | | (5,277) |
| Increase in undue concentration charge | | (2,639) |
| Net capital per audited financial statements | $ | 119,208 |

See Independent Auditors' Report.

**BROKER OR DEALER**

**NIKOH SECURITIES CORPORATION**          **as of December 31, 2005**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 6,892 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement | | | |
| | of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 6,892 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ | 112,316 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 108,870 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | 103,380 | 3790 | |
| 17. | Add: | | | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | | | |
| | B. Market value of securities borrowed for which no equivalent | | | | | | |
| | value is paid or credited | $ | 3810 | | | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 0 | 3830 | |
| 19. | Total aggregate indebtedness | | | $ | 103,380 | 3840 | |
| 20. | Percentage of aggregate indebtedness to net capital (line 19÷by line 10) | | | % | 86.72% | 3850 | |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | 0.00% | 3860 | |

See Independent Auditors' Report.

**Nikoh Securities Corporation**
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3

as of December 31, 2005

---

The Company does not carry customer accounts as defined by Rule
15c3-3 of the Securities Exchange Act of 1934. Therefore, the
Company is exempt from the provisions of that rule.

## MICHAEL J. LICCAR & CO., P.C.
### Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Nikoh Securities Corporation

We have examined the financial statements of Nikoh Securities Corporation (the "Company"), for the year ended December 31, 2005, and issued our report thereon dated February 24, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Chicago, Illinois
February 24, 2006

Certified Public Accountants

**Nikoh Securities Corporation**
(an Illinois Corporation)

Financial Statements and
Independent Auditors' Report
Pursuant to SEC Rule 17a-5

December 31, 2005